Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
MDI, Inc. and Subsidiaries:
We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-___) pertaining to the 2,875,000 shares of the common stock of MDI, Inc. and 1,236,250 shares of common stock issuable upon exercise of warrants at an exercise price of $1.02 per share issued under a private placement financing of our report dated March 11, 2006 with respect to the consolidated financial statements of MDI, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005 and to the use of our name as it appears under the caption “Experts.”.
/s/ Helin, Donovan, Trubee & Wilkinson, LLP
Austin, Texas
June 12, 2006